Exhibit 99.1

Jiuzi Holdings Inc. to Expand Franchise Business and Become Regional Sole Distributor of Aiways Auto in Guangxi, China

HANGZHOU, China, July 12, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a leading new energy vehicle (NEV) dealership group under the brand name “Jiuzi” in China, today announced that its operating entity, Hangzhou Zhitongche Technology Limited (“Zhitongche”), has entered into a regional exclusive agency agreement (the “Agreement”) with Shanghai Aiways Yiwei Automobiles Sales Co., Ltd. (“Aiways Yiwei”), the subsidiary of Aiways Automobiles Company Ltd. (“Aiways Auto”).

Pursuant to the Agreement, both parties will collaborate to co-develop their retail distribution channels in Guangxi Zhuang Autonomous Region (“Guangxi”), China. In the first two months of the one-year term starting on July 1st, 2022, Zhitongche will adopt its unique franchise model to complete the establishment of one Aiways flagship store in Nanning, the provincial capital of Guangxi, and 11 Aiways experience centers in other major cities in Guangxi.

“Following WM Motor and Baoneng Motor, this is another prestige brand with which we have achieved collaboration since the supplier expansion plan launched in early June 2022. It helps expand our nationwide footprint and establish influential presence in Guangxi”, said Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc. “Our nationwide retail network consists of 51 franchised stores and one company-owned store, as well as about 100 contracted agents. These 150 retail terminals are spread over 100 cities in 18 Chinese provinces, most of which are in eastern and southern coastal areas with rapid economic growth. Guangxi is currently one of our top performance provinces with 13 franchised stores and 9 contracted agents. We expect to establish beyond the 12 initial stores, which will contribute to our revenue growth in the foreseeable future, and continue to increase our presence in China. Following the path of being a sole regional distributor for different brands, we expect to enter into a similar agreement with Baoneng Auto in September and become Baoneng Auto’s regional sole distributor in Zhejiang Province. Furthermore, I also see the potential to expand this “regional sole distributor” model to other Chinese provinces if the initial cooperation is proven to be fruitful.”

“We look forward to working with Jiuzi to explore our domestic market,” said Mr. Chao Guo, General Manager Aiways Auto. “As a Chinese smart EV start-up, Aiways has attained great success in the overseas market. Aiways’ electric cars have entered 15 countries, including Germany, France, Italy, Israel, Iceland, among others. Jiuzi will be one of our essential distribution partners to expand our domestic sales in China. We are impressed by Jiuzi’s brand recognition in Guangxi and its competitive advantages in sales management and supply chain management.”

About Aiways Automobiles Company Ltd.

Aiways Automobiles Company Ltd., headquartered in Shanghai, is a Chinese automobile manufacturer of electric cars founded in 2017 by the Chinese entrepreneurs Samuel Fu and Gary Gu. The global Aiways network comprises of a highly innovative, digitalized plant in Shangrao (China) with an annual capacity of 300,000 vehicles, an R&D center and a design center in Shanghai (China), and a battery factory in Changshu (China) and the European Sales Centre in Munich, Germany. For more information, visit the Company’s website at https://www.ai-ways.com.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Stephen Tong
Email: jiuzi@mana-ir.com